February 2, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:	Sondra Snyder, Staff Accountant
Gus Rodriguez, Accounting Branch Chief
Irene Barberena-Meissner, Staff Attorney
Loan Lauren Nguyen, Legal Branch Chief

Re:	HH&L Acquisition Co.
Registration Statement on Form S-1
Filed January 20, 2021, as amended
File No. 333-252254

Dear Ms. Barberena-Meissner:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of HH&L Acquisition Co. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on February 4, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that approximately 3,300 copies of the Preliminary Prospectus dated February 1, 2021 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature page follows]

Very truly yours,

GOLDMAN SACHS (ASIA) L.L.C.
CREDIT SUISSE SECURITIES (USA) LLC
as Representatives of the Several Underwriters

GOLDMAN SACHS (ASIA) L.L.C.

By:	/s/ Vikram Chavali
Name: Vikram Chavali
Title: Managing Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Ryan Kelley
Name: Ryan Kelley
Title: Director